SUZANO S.A.
Publicly Held Company with Authorized Capital
CNPJ/MF No. 16.404.287/0001-55
NIRE 29.3.0001633-1

NOTICE TO THE MARKET

São Paulo, September 17, 2025 – Suzano S.A. (“Companhia” or “Suzano”) (B3: SUZB3 / NYSE: SUZ) ), in response to Official Letter No 189/2025/CVM/SEP/GEA-2 (“Official Letter”), issued by the Brazilian Securities Commission (“CVM”) on September 16, 2025 and received by the Company on the same date, as transcribed in Annex I to this notice, hereby provides the following clarification.
The Official Letter refers to the news item published in the Valor Econômico newspaper on September 16, 2025, entitled “Valor 1000: Suzano leads the global pulp and paper market supported by innovation and expansion” which presents an interview with Mr. João Alberto Fernandez de Abreu, Chief Executive Officer of the Company (“News”).
In particular, the Official Letter highlights the following statement made by the Company's Chief Executive Officer:
“Last year, Suzano grew 8% in sales volume, a performance driven, among other factors, by the start of operations in July at the new Ribas do Rio Pardo (MS) plant, the largest single pulp production line in the world. In 2025, the projection is to grow 10% over last year, but Abreu points out the possibility of common impacts for products sold in global markets where prices depend on supply, demand, and inventory levels. "This year, prices are more compressed due to increased supply. One of the causes is our new plant, which is adding an additional capacity of 2.5 million tons to a demand that is slow to grow. The tariff environment and instability also do not help, because companies end up investing less and consuming less (...)”.

In view of this, the Official Letter requests the following clarification:

“With regard to the content of the news, in particular the highlighted section, we request your manifestation on the accuracy of the information provided in the news item and, in this case, we request additional clarification on the matter, as well as information on the reasons why you considered that the matter did not constitute a Material Fact, pursuant to CVM Resolution No. 44/21.”

In response to the Official Letter, the Company clarifies the following:

The statement made by the Chief Executive Officer referred to the Ribas do Rio Pardo (MS) plant and exclusively reflects the possibility of additional production capacity at this facility, which may contribute to the Company’s sales volume. The indicated figure is based on a simple arithmetic progression of the full year of operations at the Ribas plant, considering that the 2024 fiscal year captured only the production increase occurred after July 21, 2024, the date on which operations began.

It should be noted that, as indicated by the Chief Executive Officer, the start of operations at the Ribas plant was one of the main factors contributing to the approximately 8% increase in sales volume between the 2023 and 2024 fiscal years.

In turn, the 2025 fiscal year will incorporate the full annual production cycle of the Ribas plant, resulting from the completion of its learning curve, as disclosed in the Material Fact dated July 21, 2024.

Thus, the Chief Executive Officer intended to indicate only the arithmetic effect of the plant's nominal capacity for a full year, which, as noted, would still depend on a number of operational factors and management options in light of unpredictable market conditions, including supply, demand, and the price of the pulp commodity. Therefore, this intention should in no way be interpreted as a projection by the Company.

For clarification purposes, it is important to highlight that in the global commodities market, such as pulp, there is a close correlation between production volume and sales volume. Therefore, eventual statements related to sales volume may, at times, refer to the production volume of the Company’s industrial plants.

That said, the statement made by the Chief Executive Officer does not represent commitment or even a projection regarding the sales volume expected by Suzano’s management for the 2025 fiscal year, which may differ significantly.

Having provided these clarifications, we indicate that the information regarding the potential increase in sales volume resulting from the continued operation of the Ribas plant was already reflected in the Material Fact dated July 21, 2024, which announced the start of operations at that facility. Therefore, in management’s assessment, there is no new information that qualifies as material for the purposes of Article 2 of CVM Resolution No. 44/21, which would justify its disclosure as a Material Fact.

Suzano’s management takes this opportunity to clarify that the Company does not adopt the practice of disclosing sales volume projections.

São Paulo, September 17, 2025.

Marcos Moreno Chagas Assumpção
Executive Vice-President of Finance and Investor Relations

Anenex I
CVM Official Letter
Official Letter No. 189/2025/CVM/SEP/GEA-2
Rio de Janeiro, September 16, 2025.
To
Mr. MARCOS MORENO CHAGAS ASSUMPÇÃO
Investor Relations Officer
SUZANO S.A.
Tel.: (11) 3503-9330
Email: ri@suzano.com.br
CC: Superintendence of Listing and Issuer Supervision of B3 S.A. – Brazil, Stock Exchange, Over-the-Counter Market
E-mails: emissores@b3.com.br; ana.pereira@b3.com.br; ana.zane@b3.com.br
Subject: Request for clarification regarding news published in the media.
Dear Officer,
1.We refer to the news item published on the Valor Econômico newspaper website on September 16, 2025, entitled “Valor 1000: Suzano leads the global pulp and paper market supported by innovation and expansion,” from which we highlight the following excerpt:
“Last year, Suzano grew 8% in sales volume, a performance driven, among other factors, by the start of operations in July at the new Ribas do Rio Pardo (MS) plant, the largest single pulp production line in the world. In 2025, the projection is to grow 10% over last year, but Abreu points out the possibility of common impacts for products sold in global markets where prices depend on supply, demand, and inventory levels. "This year, prices are more compressed due to increased supply. One of the causes is our new plant, which is adding an additional capacity of 2.5 million tons to a demand that is slow to grow. The tariff environment and instability also do not help, because companies end up investing less and consuming less” says. [emphasis added]

2.With regard to the content of the news, in particular the highlighted section, we request your manifestation on the accuracy of the information provided in the news item and, in this case, we request additional clarification on the matter, as well as information on the reasons why you considered that the matter did not constitute a Material Fact, pursuant to CVM Resolution No. 44/21.

3.It should also be informed in which documents already filed in the Empresas.NET System contain information on the subject.

4.Such manifestation shall include a copy of this Official Letter and be submitted through the Empresas.NET System, under the category “Notice to the Market,” type “Clarifications on CVM/B3 inquiries.” Compliance with this request for a statement through a Notice to the Market does not exempt the company from possible liability for failure to disclose Material Facts in a timely manner, pursuant to CVM Resolution No. 44/21.

5.As guided by item 4.3 of Circular Letter/Annual-2025-CVM/SEP, "the disclosure of projections is material information, subject to the provisions of CVM Resolution No. 44/21, and the company's Disclosure Policy must include the adoption of this practice. According to item XXI of the sole paragraph of Article 2 of CVM Resolution No. 44/21, the modification of projections disclosed by the company is an example of a material fact. Similarly, the initial disclosure of projections or the disclosure of projections for periods other than those previously disclosed are also considered material facts, and therefore the provisions of CVM Resolution No. 44/21 apply. [...] The absence of any element in statements or disclosures (such as relevant assumptions, parameters, methodologies adopted, and deadlines) by the company and its managers does not detract from the essence of the projection, but only indicates that a given statement or disclosure does not meet the requirements of completeness and consistency required by Article 15 of CVM Resolution No. 80/22 in all information disclosed by the issuer" (emphasis added).

6.In this regard, we emphasize that, pursuant to Article 8 of CVM Resolution No. 44/21, controlling shareholders, officers, members of the board of directors, the fiscal council, and any bodies with technical or advisory functions created by statutory provision, as well as the Company’s employees, must maintain confidentiality regarding information related to material acts or facts to which they have privileged access due to the position they hold, until such information is disclosed to the market, as well as also ensure that their subordinates and trusted third parties do the same, being jointly liable with them in the event of non-compliance.

7.Pursuant to the caput of Article 3 of CVM Resolution No. 44/21, the Investor Relations Officer is responsible for disclosing and communicating to the CVM and, if applicable, to the stock exchange and organized over-the-counter market entity in which the company's securities are admitted to trading, any material act or fact that has occurred or is related to its business, as well as ensure its wide and immediate dissemination, simultaneously in all markets where such securities are admitted to trading. According to paragraph 3 of the same article, it is the responsibility of the Investor Relations Officer to ensure that the disclosure of material acts or facts, as provided for in the caput and in paragraph 4, precedes or is made simultaneously with the dissemination of information by any means of communication, including information to the press, or at meetings of professional associations, investors, analysts, or selected audiences, in Brazil or abroad.

8.We also remind you of the obligation set forth in the sole paragraph of Article 4 of CVM Resolution No. 44/21 to inquire with the Company's management and controlling shareholders, as well as all other persons with access to material acts or facts, in order to ascertain whether they are aware of any information that should be disclosed to the market.

9.In addition, it should be noted that the Reference Form (Item 3. Projections) must be updated within seven (7) business days of the change or disclosure of new projections or estimates (item VIII of paragraph 3 or item V of paragraph 4 of article 25 of CVM Resolution No. 80/22).

10.We also remind you that, if projections and estimates are disclosed, the issuer must, on a quarterly basis, in the appropriate field of the Quarterly Information Form (ITR) and the Standardized Financial Statements Form (DFP), compare the projections disclosed in the Reference Form with the results actually obtained in the quarter, indicating the reasons for any differences (paragraph 4 of article 21 of CVM Resolution No. 80/22).

11.By order of the Superintendence of Corporate Relations, we hereby warn that it will be incumbent upon this administrative authority, in the exercise of its legal powers and based on item II of Article 9 of Law No. 6,385/76, and Article 7, combined with Article 8, of CVM Resolution No. 47/21, to impose a punitive fine, without prejudice to other administrative sanctions, in the amount of R$ 1,000.00 (one thousand reais), for failure to comply with the requirements set forth, by September 17, 2025.
Sincerely,